SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-17156

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Merisel, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merisel, Inc.

127 West 30th Street, New York, NY 10001

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2004

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Merisel, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004, and the changes in the net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York
June 28, 2005

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Merisel, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Holthouse Carlin & Van Trigt LLP

Westlake Village, California
June 16, 2004

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments (participant-directed):
Prudential Retirement Insurance group annuity contract:
Pooled separate accounts	$4,715,221	$5,048,477
Guaranteed income general account	1,932,857	2,296,663
Merisel, Inc. common stock	573,188	741,541
Participant loans	—	6,664

Total investments	7,221,266	8,093,345

Receivables:
Participant contributions	6,732	—

Total assets	7,225,297	8,093,345

Liabilities:
Amounts due to participants	2,701	—

Net assets available for plan benefits	$7,225,297	$8,093,345

See accompanying notes to financial statements.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2004

Additions to net assets attributed to:
Investment income
Interest income	$55,812
Net appreciation in fair value of pooled separate accounts	382,499

Total investment income	438,311

Contributions:
Employer	47,989
Participant	151,645

Total contributions	199,634

Total additions	637,945

Deductions from net assets attributed to:
Benefits paid to participants	1,479,289
Deemed distributions	2,659
Net depreciation in fair value of Merisel, Inc. common stock	12,281
Administrative expenses	11,764

Total deductions	1,505,993

Net decrease	868,048
Net assets available for plan benefits:
Beginning of year	8,093,345

End of year	$7,225,297

See accompanying notes to financial statements.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following description of the Merisel, Inc. 401(k) Retirement Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Merisel, Inc. the (“Company”) who have 30 days of service and are aged twenty-one years or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined by the Plan, except that highly compensated employees, as defined by the Plan, may only contribute up to 7 percent. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50 percent of the first 6 percent of annual compensation that a participant contributes to the Plan. The Company’s matching contribution is made on a quarterly basis and is subject to an annual true up adjustment. To qualify for the quarterly matching contribution, participants must be employed by the Company on the last day of the quarter. The amount of the matching contribution is determined each year by the Board of Directors which may, at its discretion, determine that no matching contribution will be made.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. The investment options are included under the Plan’s group annuity contract with Prudential Retirement Insurance (“Prudential”) and includes pooled separate accounts as well as funds held in the insurance company general account reflecting a guaranteed income fund. In addition, participants may direct their investments to a Merisel, Inc. common stock fund.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as specified by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear an interest rate equal to 2 percentage points more than the prime rate stated in the Wall Street Journal on the day the loan is made. The interest rates for loans outstanding at December 31, 2003 ranged from 6.0 percent to 11.0 percent. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of years. Inservice distributions are allowed under certain conditions.

Forfeited Accounts

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $5,227 and $3,700. These accounts may be used to reduce future employer contributions to the Plan and/or to pay administrative expenses. In 2004, employer contributions and administrative expenses were reduced by $11,297 and $114, respectively from forfeited nonvested accounts.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Partial Termination

During the Plan year ended December 31, 2004 a decision was made to sell the assets of the Company’s software licensing business and to layoff the associated employees of this business. As a result of this layoff, a partial termination of the Plan is deemed to have occurred during the Plan year ended December 31, 2004. All terminated participants became 100% vested in their benefits.

2.	Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investment in the Prudential group annuity contract is a fully benefit-responsive contract, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). Investments in pooled separate accounts are reported at contract value which approximates fair value. Investments in the insurance company general account are valued at contract value. Under most circumstances contract value will approximate fair value. The average yield and crediting interest rates were approximately 3.50 percent and 4.29 percent during 2004 and 2003, respectively; the crediting interest rate is reset every six months by Prudential. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The Plan’s investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices.

Participant loans are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

Risk and Uncertainties

The plan provides for various investments options. Investments are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the accompanying financial statements.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option. During 2004, the Plan paid $11,764 to Prudential for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. stock. The Company at its discretion, decided to pay the fees of the independent registered public accounting firm.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

4.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003
Prudential Retirement Insurance group annuity contract accounts:
Guaranteed Income Fund	$1,932,857	$2,296,663
S&P 500 Index Fund	862,503	993,654
Fidelity Advisor Equity Growth Account	1,466,282	1,823,038
Lifetime 40 Fund	404,908	*
Strong Advisor Small Cap Value Fund	548,705	427,566

Merisel, Inc. Common Stock	573,188	741,541

*	Amount represents less than 5%

For the year ended December 31, 2004 the net appreciation of investments in pooled separate accounts was $382,499 and the net depreciation of the investment in the Merisel, Inc. Common Stock was $12,281.

5.	Amounts Due to Participants

In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer-matching contributions of highly compensated employees as defined in the Internal Revenue Code (“IRC”). The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. As of December 31, 2004, the Plan has recorded an amount payable to its participants of $2,701 as a result of non-discrimination testing related to the 2004 Plan year.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

6.	Tax Status

The Plan is an individually designed plan. The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Party-In-Interest Transactions

Prudential Bank and Trust, FSB is the Custodian of the Plan and holds and manages investments. Transactions with Prudential are party-in-interest transactions.

MERISEL, INC.

401(k) RETIREMENT SAVINGS PLAN

(EIN 95-4172359 Plan 004)

Schedule of Assets (Held at End of Year)

(Schedule H, Part IV, Item 4i - Form 5500)

December 31, 2004

Identity of issuer or borrower	Description of investment	Cost **	Current value
*Prudential Retirement Insurance	Group annuity contract (GA-37125)

*Prudential Retirement Insurance	Guaranteed Income Fund		$1,932,857
*Prudential Retirement Insurance	S&P Index Fund		862,503
*Prudential Retirement Insurance	Fidelity Advisor Equity Growth Account		1,466,282
*Prudential Retirement Insurance	PRUDENTIAL Lifetime20 Fund		325,862
*Prudential Retirement Insurance	PRUDENTIAL Lifetime30 Fund		348,048
*Prudential Retirement Insurance	PRUDENTIAL Lifetime40 Fund		404,908
*Prudential Retirement Insurance	PRUDENTIAL Lifetime50 Fund		163,325
*Prudential Retirement Insurance	International Blend/The Boston Co.		51,034
*Prudential Retirement Insurance	Mid Cap Value Fund (Wellington Mgmt.)		350,597
*Prudential Retirement Insurance	Strong Advisor Small Cap Value Fund		548,705
*Prudential Retirement Insurance	Alliance Growth & Income Fund		74,927
*Prudential Retirement Insurance	Mid Cap Growth/Artisan Partners		110,789
*Prudential Retirement Insurance	Small Cap Growth/Granahan		8,241
*Merisel, Inc.	Shares of plan sponsor common stock		573,188

			$7,221,266

*	Indicates a party-in-interest to the Plan.

**	Cost omitted for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	Merisel, Inc. 401(k) Retirement Savings Plan (Name of plan)

	By:	/s/ Allyson Vanderford
Allyson Vanderford
Chief Financial Officer

MERISEL, INC. 401(k) RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm